MILBANK, TWEED, HADLEY & McCLOY LLP

28 LIBERTY STREET

NEW YORK, NY 10005-1413

LOS ANGELES

213-892-4000

FAX: 213-629-5063

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-69-71914-3400

FAX: 49-69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

212-530-5000 FAX: 212-530-5219 August 24, 2018

BEIJING

8610-5969-2700

FAX: 8610-5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SEOUL

822-6137-2600

FAX: 822-6137-2626

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

813-5410-2801

FAX: 813-5410-2891

SÃO PAULO

55-11-3927-7700

FAX: 55-11-3927-7777

William Demarest

Shannon Sobotka

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re.    MGM Resorts International

Form 10-K for the fiscal year ended December 31, 2017

Form 10-Q for the quarterly period ended March 31, 2018

Filed March 1, 2018 and May 7, 2018, respectively

File No. 001-10362

Dear Mr. Demarest and Ms. Sobotka:

Enclosed for filing with the Securities and Exchange Commission on behalf of MGM Resorts International (the “Company”) is the Company’s response to your letter dated August 14, 2018. The Commission’s letter set forth a specific follow-up comment (the “Comment”) on the Company’s Form 10-Q for the quarterly period ended March 31, 2018.

Set forth below is the Company’s response to the Comment, which the Company has requested the undersigned submit to you on its behalf. For purposes of facilitating the Staff’s review of the Company’s responses to the Comment, the original comment is included at the beginning of the response.

Form 10-Q for the quarterly period ended March 31, 2018

Financial Statements

Note 2 Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 7

1. We note that you disclose REVPAR, which includes complimentaries for rooms. You also disclose table games and slots win, which excludes all complimentaries. Please tell us your consideration as to whether disclosure of complimentaries by category (e.g., rooms, food and beverage) is material and the basis for your determination in light of these other disclosures. Such disclosure may occur in MD&A or in the financial statement footnotes pursuant to ASC 606-10-50-5.

The Company discloses table games win and slot win, excluding commissions, complimentaries and other incentives, to present and discuss the gross revenues for tables and slots as the Company believes that such disclosure is useful to the users of the financial statements to understand the impact that table games drop or slot handle and hold have on casino revenue.

The Company analyzes and discusses changes in rooms revenue, as well as other non-gaming revenues, as the revenue recognized in accordance with GAAP. The amount of revenue allocated from casino revenue and recorded within each non-gaming revenue line item is not necessary to understand trends in non-gaming revenues as analysis of such trends are primarily based on changes in key metrics such as REVPAR and ADR (determined using revenues in accordance with GAAP), hotel occupancy, timing of major conventions and special events, opening of new amenities, and other market conditions. The Company’s calculation of REVPAR and ADR does not exclude revenue allocated to rooms revenue from casino revenue as a separate performance obligation of a multiple element arrangement as the Company believes utilizing the GAAP revenue in such calculation is the more appropriate measure for GAAP reporting and discussion within the MD&A.

The Company believes that disclosure of an appropriate level of disaggregation of its revenues is included within the footnotes to the financial statements in consideration of ASC 606-10-50-5 as well as ASC 606-10-55-89 through 91. In consideration of such guidance, the Company considered that revenue will be disaggregated by revenue type and by geographic location. Such disaggregation reflects the level necessary to help users of the financial statements understand the nature, amount, and timing of cash flows associated with revenue arrangements with customers and accordingly provides such users with an appropriate level of information to understand and evaluate the economic performance of the Company’s departmental revenue streams. Further, the level of disaggregation of revenue type and geographic location is consistent with information presented outside the financial statements. Additional quantitative disaggregation of non-gaming revenues derived from single performance obligation arrangements versus multiple performance obligation arrangements is not considered material, useful, or relevant under ASC 606-10-50-5 given the similarity of the characteristics of the non-gaming revenues, including nature, amount, and timing of the transfer of goods & services to the customer.

In consideration of the above, the Company does not believe additional disclosure of complimentaries by category (rooms, food and beverage, entertainment, retail and other) is material to users of the financial statements to understand revenues or revenue trends under ASC 606.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 530-5022.

Very truly yours,

/s/ Rod Miller
Rod Miller

Attachment

Copies to:	James J. Murren
Daniel J. D’Arrigo
John M. McManus
Robert C. Selwood

2